As filed with the Securities and Exchange Commission on April 28, 2005

                                File No. 70-_____

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       -----------------------------------

                                    Form U-1
                           Application or Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935
                      ------------------------------------

                        American Transmission Company LLC
                               ATC Management Inc.
                        N19 W23993 Ridgeview Parkway West
                            Waukesha, Wisconsin 53188

                  (Names of companies filing this statement and
                   addresses of principal executive offices)
                      ------------------------------------

                              Alliant Energy Corp.

                 (Name of top registered holding company parent)
                      ------------------------------------

                        Daniel A. Doyle, Vice President,
                                CFO and Treasurer
                               ATC Management Inc.
                        N19 W23993 Ridgeview Parkway West
                            Waukesha, Wisconsin 53188

                     (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

                       Walter T. Woelfle, Vice President,
                               Legal and Secretary
                               ATC Management Inc.
                        N19 W23993 Ridgeview Parkway West
                            Waukesha, Wisconsin 53188

                               Joanne C. Rutkowski
                               Baker Botts L.L.P.
                                   The Warner
                          1299 Pennsylvania Ave., N.W.
                            Washington, DC 20004-2400

              American Transmission Company LLC ("ATC LLC"), a Wisconsin limited liability company, and ATC Management Inc. ("ATCMI"), a Wisconsin corporation (together, the "Applicants" or "ATC") hereby request the Securities and Exchange Commission ("Commission") to issue an order granting the authority requested herein for the period from the date of the Commission's order through June 30, 2008 (the "Authorization Period").

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

A.     Background

       1.     Generally

              ATC LLC is a stand-alone  transmission  company that owns,  plans, operates, and maintains nearly 8,900 circuit miles of electric transmission facilities located in contiguous portions of Wisconsin, Michigan, and Illinois. A total of 28 investor-owned and cooperative systems contributed some combination of transmission assets or cash in the process of forming ATC LLC. Wisconsin law and ATC LLC's Operating Agreement prohibit ATC LLC from owning generation assets or participating in any form of power marketing or energy merchant activities except for the limited possibility of acquiring ancillary services; hence, ATC LLC's exclusive focus is on the construction, operation, and maintenance of electric transmission service. Effective February 1, 2002, ATC LLC transferred operation of its facilities to the Midwest Independent System Operator, Inc ("Midwest ISO").

              Wisconsin Power and Light Company ("WPL") and South Beloit Water, Gas and Electric Company ("South Beloit") are both subsidiary companies of Alliant Energy Corp., a registered holding company ("Alliant"). WPL contributed transmission assets to ATC LLC, but member units were issued for such assets to WPL's subsidiary, WPL Transco LLC ("WPLT").1 ATC is not a wholly-owned subsidiary of Alliant. Unlike other subsidiaries of registered holding companies, ATC is only partially owned by Alliant and has a number of other equity investors that each hold over 10% of ATC LLC. Alliant owns 20% of the voting securities of ATCMI. ATC finances on its own balance sheet without credit support from Alliant or any upstream owners. Furthermore, ATC maintains an arm's length relationship with Alliant and is not privy to any "inside" information relating to Alliant. All information regarding Alliant in this Application comes from Alliant's public filings.

       2.     Structure and Governance of ATC

              ATC LLC is organized under the Wisconsin Limited Liability Company Act, Ch. 183 of the Wisconsin Statutes, as a limited liability company.

              A Wisconsin limited liability company may elect to be "member-managed" or "manager-managed," and ATC LLC has elected to be managed by ATCMI, a Wisconsin corporation organized under Ch. 180 of the Wisconsin statutes

_________________________
    1   See Alliant  Energy Corp.,  Holding Co. Act Release No. 27331 (Dec.  29,
2000) ("December Order").

that holds a nominal interest in ATC LLC.2 ATCMI is responsible for managing and controlling the business of ATC LLC. As stated in the December Order, ATCMI is both a holding company and an electric utility company for purposes of the Act.3

              ATCMI has two classes of common stock, consisting of Class A and Class B shares (referred to herein as "Class A Shares" and "Class B Shares", respectively).4 The Class A shares are currently nonvoting, except to the extent required by Wisconsin law.5 Class B shares are voting securities within the meaning of the Act; Class B shareholders are currently entitled to approve by majority vote: (i) any amendment to the articles of incorporation, and (ii) any merger, consolidation or sale of all or substantially all of the assets of ATCMI.6

              ATCMI is governed by its Board of Directors, which are elected by the Class B shareholders. The ATCMI Board is comprised of four independent directors and five directors (each of whom is nominated by a Class B shareholder and pursuant to the Shareholder's Agreement elected by the Class B shareholders) and the Chief Executive Officer of the company. Thus, each Class B shareholder is currently entitled to "appoint" one director to the Board of ATCMI and to vote as well in the election of the independent directors. Among other things, the Board is empowered to: (i) establish the distribution pay-out rate for ATC LLC; (ii) establish the budget for ATC LLC; (iii) hire and fire officers and establish their compensation; (iv) admit new members to ATC LLC; (v) after January 1, 2004, undertake an IPO of ATCMI; (vi) approve for submission to shareholders, proposals to amend the articles of incorporation of ATCMI or for the merger, consolidation or sale of all or substantially all of the assets of ATCMI; and (vii) approve changes to the by-laws of ATCMI.

              The Members contributed cash and/or transmission assets to ATC LLC and they or their associate companies received in exchange member interests in ATC LLC proportional to their contributions ("Member Interests"). They or their associate companies also purchased a proportionate amount of Class A shares in ATCMI.

_________________________
    2   ATCMI is structured as a  corporation,  rather than a limited  liability company, to facilitate access to the public markets, including a contemplated initial public offering ("IPO") of ATCMI.

    3   ATCMI claims  exemption  pursuant to Rule 2 under Section 3(a)(1) of the
Act.

    4   ATCMI also has authorized but unissued preferred stock.

    5 At the time of the IPO, the Class A shareholders will have the right to elect a majority of the Board of Directors of ATCMI. Thereafter, the Class A shareholders will also have the right to approve by majority vote: (i) any amendment to the articles of incorporation, and (ii) any merger, consolidation or sale of all or substantially all of the assets of ATCMI.

    6   All Class B shares  will  convert  into Class A shares on the earlier of
(i) the ownership by ATCMI of more than 50% of the ATC LLC interests or (ii) the tenth anniversary of the commencement of operations of ATC LLC, unless ATCMI's Board of Directors elects to override the conversion. In addition, Class A shares will become voting shares upon the conversion of Class B shares to Class A shares or after ATCMI commences an IPO.


              Each of ATC LLC's members (the "Members") and their respective interests in ATC LLC are set forth in the chart below:7

--------------------------------------- ---------------- ------------- -------------
                                             Member         Class A       Class B
       Member/Shareholder                 Interests In     Shares In     Shares In
                                          ATC LLC (%)      ATCMI (%)       ATCMI
--------------------------------------- ---------------- ------------- -------------
WPLT and South Beloit/WPL                    22.97          22.98            1
--------------------------------------- ---------------- ------------- -------------
We Energies and Edison Sault Electric        36.80          36.81            1
Company/Wisconsin Energy Power
Company, dba We Energies
--------------------------------------- ---------------- ------------- -------------
Madison Gas and Electric Company              4.84           4.84            1
--------------------------------------- ---------------- ------------- -------------
WPS Investments, LLC/Wisconsin Public        24.68          22.00            1
Service Corporation
--------------------------------------- ---------------- ------------- -------------
Wisconsin Public Power Inc.                   5.25           5.26            1
--------------------------------------- ---------------- ------------- -------------
Adams-Columbia Electric Cooperative           .52             .52           n/a
--------------------------------------- ---------------- ------------- -------------
City of Algoma                                .03             .03           n/a
--------------------------------------- ---------------- ------------- -------------
Badger Power Marketing Authority              .28             .27           n/a
--------------------------------------- ---------------- ------------- -------------
Central Wisconsin Electric                    .11             .12           n/a
Cooperative
--------------------------------------- ---------------- ------------- -------------
Cloverland Electric Cooperative               .71             .71           n/a
--------------------------------------- ---------------- ------------- -------------
City of Kaukauna                              .15             .15           n/a
--------------------------------------- ---------------- ------------- -------------
Manitowoc Public Utilities                    .63             .64           n/a
--------------------------------------- ---------------- ------------- -------------
Marshfield Electric and Water Dept.           .48             .48           n/a
--------------------------------------- ---------------- ------------- -------------
City of Menasha                               .37             .37           n/a
--------------------------------------- ---------------- ------------- -------------
City of Oconto Falls                          .03             .03           n/a
--------------------------------------- ---------------- ------------- -------------

_________________________
    7   This chart is accurate as of March 31, 2005.

                                       5

City of Plymouth                              .26             .25           n/a
--------------------------------------- ---------------- ------------- -------------
City of Reedsburg                             .15             .16           n/a
--------------------------------------- ---------------- ------------- -------------
Rock County Electric Cooperative              .10             .10           n/a
--------------------------------------- ---------------- ------------- -------------
City of Sheboygan Falls                       .04             .03           n/a
--------------------------------------- ---------------- ------------- -------------
City of Sturgeon Bay                          .16             .17           n/a
--------------------------------------- ---------------- ------------- -------------
City of Sun Prairie                           .45             .45           n/a
--------------------------------------- ---------------- ------------- -------------
Upper Peninsula Power Company                  0             2.69           n/a
--------------------------------------- ---------------- ------------- -------------
City of Wisconsin Rapids                      .32             .32           n/a
--------------------------------------- ---------------- ------------- -------------
Alger Delta Cooperative                       .08             .08           n/a
--------------------------------------- ---------------- ------------- -------------
Ontonagon County                              .04             .03           n/a
--------------------------------------- ---------------- ------------- -------------
Upper Peninsula Public Power Agency           .54             .53           n/a
--------------------------------------- ---------------- ------------- -------------

       3.     Existing Authority

              By order dated July 1, 2004 (HCAR No. 27871) (the "Omnibus Financing Order"), the Commission authorized generally the following financing transactions through June 30, 2005 (the "Current Authorization Period"):

              (i) ATC LLC to issue debt securities in an aggregate amount not to exceed $710 million at any one time outstanding during the Current Authorization Period, provided that the aggregate amount of short-term debt issued pursuant to the requested authority will not exceed $200 million at any one time outstanding during the Current Authorization Period.

              (ii) ATC LLC to issue Member Interests and ATCMI to issue equity interests and preferred securities in an aggregate amount of $500 million at any one time outstanding during the Current Authorization Period, provided that the aggregate amount of Member Interests and Class A and Class B shares outstanding at any one time during the Current Authorization Period will not exceed $393 million plus the value at that time of the Member Interests and Class A and Class B Shares outstanding as of the date of the Omnibus Financing Order.

              (iii) ATC LLC and ATCMI to provide guarantees and other credit support as described herein in an aggregate amount not to exceed $125 million outstanding at any one time during the Current Authorization Period.

              (iv) ATC LLC and ATCMI to enter into various interest rate hedging transactions as described in the Omnibus Financing Application.

              (v) ATC LLC and ATCMI to undertake transactions to extend the terms of or replace, refund or refinance existing obligations, as well as the issuance of new obligations in exchange for existing obligations.

              By order dated April 11, 2005 (HCAR No. 27958), the Commission authorized $100 million additional long-term financing authority, such that ATC LLC may issue debt securities in an aggregate amount not to exceed $810 million at any one time outstanding; provided that the aggregate amount of short-term debt issued pursuant to the requested authority will not exceed $200 million at any one time outstanding during the Current Authorization Period.

B.     Requested Authority

              The Applicants seek financing authority as described below during the Authorization Period:

              (i) Applicants seek authority for ATC LLC to issue long term and short term debt securities in an aggregate amount not to exceed $1.6 billion at any one time outstanding during the Authorization Period.

              (ii) ATC LLC seeks authorization to issue Member Interests and ATCMI seeks authority to issue Class A and Class B Shares and preferred securities in an aggregate amount of $1.4 billion at any one time outstanding during the Authorization Period.8

              (iii) Applicants request authority to provide guarantees and other credit support as described herein in an aggregate amount not to exceed $200 million outstanding at any one time during the Authorization Period.

              (iv) Applicants request authority to enter into interest rate hedging transactions as described below.

              The requested authority would include the authority to undertake transactions to extend the terms of or replace, refund or refinance existing obligations, as well as the issuance of new obligations in exchange for existing obligations, subject to the limits and the terms and conditions set forth herein.

              The proceeds from the sale of securities in external financing transactions will be used for general corporate purposes including (i) the financing of capital expenditures of ATC LLC and ATCMI; (ii) the financing of working capital requirements of ATC LLC and ATCMI, (iii) the refinancing or

_________________________
    8   As of March 31, 2005,  approximately  $555.5 million of member interests and Class A and Class B Shares were outstanding.

acquisition, retirement or redemption of securities previously issued by ATC LLC or ATCMI, (iv) to meet unexpected contingencies, payment and timing differences, and cash requirements, and (v) other lawful purposes.

              All requested  authorization is subject to the following terms and conditions: (i) the maturity of short-term debt will be 364 days or less and the maturity of long-term debt will not exceed fifty years; (ii) any short-term or long-term debt security or credit facility will have such designation, aggregate principal amount, interest rate(s) or methods of determining the same, terms of payment of interest, collateral, redemption provisions, non-refunding provisions, sinking fund terms, conversion or put terms and other terms and conditions as ATC LLC and ATCMI might determine at the time of issuance; provided that, in no event, however, will the effective cost of money on short-term debt exceed 300 basis points over the London Interbank Offered Rate for maturities of one year or less in effect at the time; (iii) the interest rate on long-term debt will not exceed 500 basis points over the yield-to-maturity of a U.S. Treasury security having a remaining term approximately equal to the average life of such debt; and (iv) the underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities under this Application will not exceed 7% of the principal or total amount of the securities being issued.

              Applicants represent that at all times during the Authorization Period, ATCMI and ATC LLC will each maintain common equity of at least 30% of its consolidated capitalization (common equity, preferred stock, long-term and short-term debt). Applicants further represent that, other than Class A and Class B Shares and Member Interests, no security may be issued in reliance upon the order granted pursuant to this Application, unless: (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding rated securities of the issuer are rated investment grade; and (iii) all outstanding rated securities of ATCMI are rated investment grade. ATC will notify the Commission within five (5) business days of becoming aware of any downgrade in the securities of any registered holding company in the Alliant System. Such notice shall include a statement of whether the downgrade will affect ATC's access to capital markets. For purposes of this condition, a security will be considered rated investment grade if it is rated investment grade by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the 1934 Act. Applicants request that the Commission reserve jurisdiction over the issuance by ATCMI or ATC LLC of any securities that are rated below investment grade. Applicants further request that the Commission reserve jurisdiction over the issuance of any guarantee or other securities at any time that the conditions set forth in clauses (i) through (iii) above are not satisfied.9

              Finally, any convertible or equity-linked security will be convertible into or linked to only securities that ATC LLC and ATCMI are otherwise authorized to issue pursuant to rule or Commission order, where the amount of such securities will be counted against the authorized limits for securities pursuant to the authority sought herein.

_________________________
    9   The  30%  common  equity  requirement  and  other  financial  conditions applicable to the Alliant System generally are spelled out in Alliant Energy Corp., Holding Co. Act Release No. 27448 (October 3, 2001).

       1.     Debt Securities

              Short Term Debt

              Short-term debt will be unsecured and may include institutional borrowings, commercial paper and privately-placed notes. ATC LLC may sell commercial paper or privately placed notes ("commercial paper") from time to time, in established commercial paper markets. Such commercial paper may be sold at a discount or bear interest at a rate per annum prevailing at the date of issuance for commercial paper of a similarly situated company. ATC LLC may, without counting against the limit on financing set forth above, maintain back up lines of credit in connection with one or more commercial paper programs.
Credit lines may also be set up for use by ATC LLC for general corporate purposes. Such credit lines, which will not be counted against the financing limit, may be utilized to obtain letters of credit or may be borrowed against, from time to time, as it is deemed appropriate or necessary.

              Long-Term Debt

              Long-term debt securities may include notes or debentures under one or more indentures, or long-term indebtedness under agreements with banks or other institutional lenders, directly or indirectly. Long-term debt may be secured or unsecured.10 Long-term debt may be convertible or exchangeable into forms of equity or indebtedness, or into other securities or assets. Specific terms of any borrowings will be determined by ATCMI at the time of issuance and will comply in all regards with the parameters on financing authorization set forth in above.11

       2.     Equity Interests

              In the event Applicants determine to seek equity capital from existing or new members or to acquire new facilities in exchange for equity interests, ATC LLC seeks authorization to issue Member Interests and ATCMI seeks authority to issue Class A and B Shares in an aggregate amount at any one time outstanding during the Authorization Period of $1.4 billion.12

              Member Interests may be issued in the form of member interests, preferred member interests or convertible member interests.13
_________________________
    10 Debt may be secured by the assets of ATC LLC. This request is consistent with the authority granted in the Omnibus Financing Order.

    11 ATC LLC had a common equity ratio of 51.4% as of December 31, 2004. ATCMI does not have any debt outstanding, and thus has a common equity ratio of 100%.

    12 Applicants will seek such further authority as may be required in connection with the acquisition of utility assets.

    13 It is contemplated that from time to time ATC may require an additional equity infusion. In such situations, ATC could reduce the amount of distributions to Members. Each Member's equity would be increased by the amount

              ATC LLC may issue Member Interests in exchange for cash or the transfer of transmission facilities to ATC LLC by current or future members or may purchase such facilities from members or others. In order to maintain its 50/50 debt to equity ratio, ATC LLC would reimburse the entities transferring transmission assets in exchange for member interests for 50% of the net book value of the transmission assets contributed. In addition, ATCMI will issue to each new member of ATC LLC Class A Shares in an amount that is proportional to that member's interest in the ATC LLC, with a par value of $0.01 per share and a sales price of $10 per share. Facilities purchased would be financed through the issuance of new debt and equity, and equity required for these purchases may be received from existing or new members.

              Additionally, it is anticipated that ATC LLC will issue Member Interests and ATCMI will issue Class A Shares to Wisconsin Public Service Corporation or its affiliate in exchange for that company's contribution of 50% of the ongoing cash requirements of the Arrowhead to Weston Transmission Line Project. Current cost estimates are approximately $420 million over the 2002-2008 period.14

              Preferred Securities

              ATCMI seeks authority to issue preferred stock or other types of preferred securities (including convertible preferred securities). The proceeds of preferred securities would provide an important source of future financing for the operations. It is contemplated that preferred stock or other types of preferred securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each

_________________________
of such undistributed earnings on a pro rata basis. In the alternative, there could be a capital call for Members to make additional cash contributions on a pro rata basis. If a Member opts not to make an additional contribution, any other Member could make the requested contribution. Members do not, however, have the obligation to make additional contributions. Another possibility, therefore, would be for ATC to issue preferred securities that are convertible into Member Interests and/or Class A Shares and/or Class B Shares. The securities would have a stated par value and dividend rate and would be convertible into Member Interests and/or Class A and/or Class B Shares based on a predetermined ratio or formula. The conversion rights and terms and conditions for exercise of those rights would be set forth at the time of purchase.

At the end of 2003, ATC made a capital call for additional contributions in the amount of $68 million to be paid in four quarterly installments in 2004.

    14 Arrowhead-Weston is a 220-mile transmission line connecting Duluth, Minnesota, with Wausau, Wisconsin. The line is needed to accommodate electric load growth in northern Wisconsin and to improve reliability of the electric transmission system in the region. According to a study issued in 2002 by the US Department of Energy, Wisconsin's transmission system has one of the most congested interfaces in the country. The acquisition of utility assets has been approved by the Public Service Commission of Wisconsin and so is exempt from
Section 9(a)(1) pursuant to Section 9(b)(1) of the 1935 Act. The transfer of the project to Applicants was approved by the Public Service Commission of Wisconsin.

such series, as determined by ATCMI's board of directors, or a pricing committee or other committee of the board performing similar functions. Preferred securities may be redeemable or may be perpetual in duration. Dividends or distributions on preferred securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow Applicants to defer dividend payments for specified periods. Preferred securities may be convertible into forms of equity or indebtedness, or into other securities or assets.

              Preferred securities may be sold directly through underwriters or dealers in any manner. The dividend rate on any series of preferred securities issued by ATCMI would not exceed 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of that series of preferred securities at the time of issuance.

3.     Guarantees

              Applicants may determine that they can best achieve their financial objectives by guarantying or assuming certain obligations of its affiliates or member companies. Accordingly, Applicants request authorization to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support with respect to the obligations of their affiliates or members in the ordinary course of Applicants' business, in an amount not to exceed $200 million outstanding at any one time during the Authorization Period.

              These would be issued on an exception basis, not as an ongoing, fluid part of ATC's financing strategy. For example, guarantees might be given in connection with generation or distribution interconnections to bolster third-party financing of equipment that ATC would ultimately own under the terms of an executed interconnection agreement. Guarantees might also be given to distribution customers for purchase and installation of equipment that attaches to the distribution system but enhances operation of the transmission grid. ATC would not make any upstream guarantees to Alliant or its subsidiary companies.

              Certain of the guarantees referred to above may be in support of obligations that are not capable of exact quantification. In such cases, Applicants will determine the exposure under such guarantee by appropriate means including estimation of exposure based on loss experience or projected potential payment amounts. As appropriate, such estimates will be made in accordance with generally accepted accounting principles and/or sound financial practices and reevaluated periodically.

4.     Interest Rate Hedging Transactions

              ATC LLC seeks authority to enter into interest rate hedging transactions with respect to existing indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest rate cost. Interest Rate Hedges will only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors Service, or Fitch. Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations. The transactions will be for fixed periods and stated notional amounts. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

              ATC LLC also seeks authority to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges will only be entered into with Approved Counterparties, and will be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury obligations and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury obligations (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury obligations (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges. Applicants will comply with Statement of Financial Accounting Standard ("SFAS") 133 (Accounting for Derivative Instruments and Hedging Activities) and SFAS 138 (Accounting for Certain Derivative Instruments and Certain Hedging Activities) or other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board.

              Applicants stated that they will comply with existing and future financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions, and that these hedging transactions will qualify for hedge accounting treatment under generally accepted accounting principles. Applicants state that ATC will not engage in speculative hedging transactions and all transactions in financial instruments and products are matched to an underlying business requirement. In no case will the notational principal amount of any hedging instrument exceed that of the underlying instrument and related interest rate exposure.

C.     Rule 24 Reports

              Applicants undertake to file Rule 24 certificates of notification within 60 days after the end of the first three calendar quarters and within 90 days after the end of the last calendar quarter in which transactions occur. The Rule 24 certificates will contain the following information as of the end of the applicable quarter:

       (i) The sales of any equity securities by ATC LLC or ATCMI and the purchase price per share or Member Interest;

       (ii) The amount and terms of any long-term debt issued by ATC LLC during the quarter, and the aggregate amount of short-term debt outstanding as of the end of the quarter, as well as the weighted average interest rate for such short-term debt as of such date;

       (iii) A description of any utility assets acquired during the quarter and the consideration for each;

       (iv) Balance sheets and income statements prepared in accordance with generally accepted accounting principles for ATC as of the end of each of the quarter for the first three calendar quarters;

       (v) Audited financial statements with notes as of the end of the calendar year; and

       (vi) The aggregate amount issued and outstanding during the Authorization Period for each type of issued security (Member Interests, preferred stock, long-term debt and short-term debt).

              The Rule 24 Certificate filed for the last calendar quarter included a report listing by expense category the amount of operational, managerial and administrative services provided by ATCMI to ATC LLC during the calendar year.

              Applicants have filed a Form U-13E-1 in respect of jurisdictional services, sales or construction contracts with Alliant or its subsidiary companies.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

              Approximately $25,000 in fees, commissions and expenses has been incurred in connection with the proposed transaction.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

       Generally

              The applicable statutory provisions include Sections 6(a), 7, 9(a), 10 and 12(b).

       Rules 53 and 54 Analysis

The transactions proposed herein are also subject to Section 32(h)(4) of the Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), as defined in Sections 32 and 33, respectively, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

              ATC does not have any investments in EWGs or FUCOs. However, as noted previously, ATC is a subsidiary of Alliant, a registered holding company, which currently does not meet all of the conditions of Rule 53(a). As also previously stated, ATC maintains an arm's length relationship with Alliant and is not privy to any "inside" information. ATC has provided the Commission with the most current information from Alliant's public filings, with respect to information regarding Alliant.

              As    reported    in     Amendment     No.    2    to    Alliant's
Application-Declaration in File No. 10249, filed December 28, 2004 and the Commission's order related thereto (HCAR 27930):

              Alliant Energy currently does not meet all of the conditions of Rule 53(a). As of September 30, 2004, Alliant Energy's reported "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $549.6 million, or approximately 65.6% of Alliant Energy's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2004 ($838.2 million). Although this exceeds the 50% "safe harbor" limitation contained in Rule 53(a), the Commission has authorized Alliant Energy under the October 3, 2001 order, (HCAR No. 27448) (the "Alliant Energy October Order"), to increase its "aggregate investment" in EWGs and FUCOs to an amount equal to 100% of Alliant Energy's average "consolidated retained earnings."

              Even if the Commission takes into account the capitalization of and earnings from EWGs and FUCOs in which Alliant has an interest, there would be no basis for withholding approval of the proposed transaction. The proposed financing transactions are based on the credit of ATC, without regard or recourse to any Alliant entities. Amendment No. 2 to Alliant's Application-Declaration in File No. 10249, filed December 28, 2004 and the Commission's order related thereto (HCAR 27930) further explains that:

              With regard to capitalization, Alliant Energy has experienced an increase in consolidated common stock equity since September 30, 2001, the end of the quarterly period immediately preceding the issuance of the October 3, 2001 order, due in part to the sale of certain non-regulated businesses (including Alliant Energy's FUCO investments in Australia in April 2003, the sale of its affordable housing and SmartEnergy businesses in mid-2003, and the sale of approximately 94% of its oil and gas exploration and production business in November 2003) and the application of the proceeds to retire more than $800 million of debt; halving the targeted dividend on common stock from $2.00 per share to $1.00 per share; reducing anticipated capital expenditures in 2002 and 2003 (including no new investments in Brazil through 2003); completion of a public offering of 17,250,000 shares of common stock in July 2003, the net proceeds of which (approximately $318 million) were used to make capital contributions to IP&L and WP&L; and implementation of other cost control measures.15

              Finally, given the indicia in Item 1 (A) above that ATC functions independently of Alliant and that Alliant is not guaranteeing the proposed transactions, the proposed transaction should not have an impact on Alliant's consolidated capitalization.

              As   further   explained   in   Amendment   No.  2  to   Alliant's
Application-Declaration in File No. 10249, filed December 28, 2004 and the Commission's order related thereto (HCAR 27930):

              In the two fiscal years ending after the issuance of the October 2001 Order, Alliant Energy experienced a modest increase in its level of losses from its portfolio of EWGs and FUCOs. As described in the Application/Declaration in File No. 70-9891, Alliant Energy's share of losses associated with its portfolio of EWGs and FUCOs in fiscal year 2000 (the last fiscal year prior to issuance of the October 2001 Order) totaled approximately $17.7 million, after interest expense, taxes and currency transaction losses. In fiscal years 2001 and 2002, Alliant Energy's share of losses totaled approximately $25.3 million and $26.7 million, respectively. Alliant Energy's losses on its Brazil investments were unexpectedly large in 2002, resulting primarily from the impact of a decline in currency translation rates, as well as from charges related to recovery of the impacts of electricity rationing in Brazil and other prior costs. Since then, energy demand has increased and several rate increases have been approved. In fiscal year 2003, Alliant Energy's share of income was approximately $3.8 million (not including gain from sale of Australian FUCO investments).

              Alliant Energy satisfies all of the other conditions of paragraphs
              (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Alliant Energy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof.

ITEM 4.  REGULATORY APPROVAL

              No other regulatory approval is required for the transactions for which authority is sought in this filing.
_________________________
    15 According to Amendment No. 2 to Alliant's Application-Declaration in File No. 10249, filed December 28, 2004 and the Commission's order related thereto (HCAR 27930), "at September 30, 2004, Alliant Energy's consolidated capitalization consisted of 48.6% common equity".

ITEM 5.  PROCEDURE

              The Applicants respectfully request that appropriate and timely action be taken by the Commission in this matter and that an order be issued as quickly as possible. No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

Exhibits

F-1    Opinion of Counsel of Walter T. Woelfle
H-1    Form of Notice

Financial Statements

FS-1 Financial information and projections for ATC (confidential treatment requested)

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

              The proposed financing transactions do not involve a "major federal action" or "significantly affect[] the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized on April 28, 2005.

                                       AMERICAN TRANSMISSION COMPANY LLC
                                       By:  ATC Management Inc., Its Manager

                                       By:  /s/ Daniel A. Doyle
                                           --------------------

                                       Name:    Daniel A. Doyle
                                       Title:   Vice President, CFO & Treasurer

                                       ATC MANAGEMENT INC.
                                       By:  /s/ Daniel A. Doyle
                                            -------------------

                                       Name:    Daniel A. Doyle
                                       Title:   Vice President, CFO & Treasurer

EXHIBIT F-1

                                                        April 25, 2005



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

                  Re:      American Transmission Company LLC
                           Application-Declaration on Form U-1
                           File No. 70-_________

Dear Sirs:

       I am an attorney employed by ATC Management Inc. (together with American Transmission Company LLC, the "Applicants") and have acted as counsel for Applicants in connection with the filing of the Application-Declaration on Form U-1, File No. 70-______ (the "Application"), filed under the Public Utility Holding Company Act of 1935, as amended (the "Act"), by ATC Management Inc. and American Transmission Company LLC.

       In the Application, ATC Management Inc. and American Transmission Company LLC request authority under the Act to engage in various financing and related transactions (the "Proposed Transactions").

       I, or attorneys in whom I have confidence, have examined originals, or copies certified to my satisfaction, of such corporate records of Applicants, certificates of public officials, certificates of officers and representatives of Applicants and other documents as I have deemed necessary to require as a basis for the opinions hereafter expressed. In such examination, I have assumed the genuineness of all signatures and the authenticity of all documents submitted to me as originals and the conformity with the originals of all documents submitted to me as copies. As to various questions of fact material to such opinions I have, when relevant facts were not independently established, relied upon certificates by officers of Applicants and other appropriate persons and statements contained in the Application.

       Based upon the foregoing, and having regard to legal considerations which I deem relevant and the advice of outside legal counsel with respect to the Act, I am of the opinion that, in the event that the Proposed Transactions are consummated in accordance with the Application, and subject to the assumptions and conditions set forth below:

       1.     Applicants  are  validly   organized   under  the  laws  of  their
respective states of formation.

       2.     All  state  laws  applicable  to  the  Proposed   Transactions  as
described  in  the  Application  (other  than  so-called   "blue-sky"  or  state
securities laws as to which I express no opinion) will have been complied with.

       3. Any debt securities issued as contemplated in the Application will be valid and binding obligations of the issuing Applicant in accordance with their terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium or other similar laws of general applicability relating to or affecting the enforcement of creditors' rights generally and to the effects of general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law), including without limitation (a) the possible unavailability of specific performance, injunctive relief or any other equitable remedies and (b) concepts of materiality, reasonableness, good faith and fair dealing.

       4. The consummation by the Applicants of the Proposed Transactions will not violate the legal rights of the holders of any securities issued by Applicants.

       The opinions expressed above in respect of the Proposed Transactions described in the Application are subject to the following assumptions or conditions:

       a. The Securities and Exchange Commission shall have duly entered an appropriate order or orders granting and permitting the Application to become effective.

       b. The Proposed Transactions shall be consummated in accordance with any required approvals, authorizations, consents, certificates and orders of any state commission or regulatory authority and all such required approvals, authorizations, consents, certificates and orders shall have been obtained and remain in effect.

       I hereby consent to the use of this opinion as an exhibit to the Application.

                                             Very truly yours,


                                              /s/  Walter T. Woelfle
                                             Vice President, Legal and Secretary
                                             ATC Management Inc.

                                                                     Exhibit H-1

                                   Before the

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION



PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Release No.        , 2005

-------------------------



In the Matter of:

American Transmission Company LLC
ATC Management Inc.
N19 W23993 Ridgeview Parkway West
Waukesha, Wisconsin  53188

American Transmission Company LLC and ATC Management Inc., both public-utility companies and subsidiaries of a registered holding company, have filed an Application/Declaration seeking authority for certain financing through June 30, 2008 under the Public Utility Holding Company Act of 1935.

       The filing and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by ______, 2005 to the Secretary, Securities and Exchange Commission, 450 Fifth St., N.W., Washington, D.C. 20549.